EXHIBIT 99.1

Press release	Trades under the symbol (TSX): PJC.SV.A
For immediate release

THE JEAN COUTU GROUP TO AMEND SENIOR SECURED CREDIT FACILITY

Longueuil, Quebec, March 7, 2006 – The Jean Coutu Group (PJC) Inc. (the "Company" or the "Jean Coutu Group") today announced that it is seeking an amendment to its senior secured credit facility maturing in 2011 through its Administrative Agents, Deutsche Bank Trust Company Americas and National Bank of Canada.

The Company expects to meet its existing financial covenants for the third quarter ended February 25, 2006 and is seeking the amendment in order to provide for additional flexibility to execute its business plan until the end of fiscal 2007.

The credit facility requires compliance with certain financial covenants, which include a maximum leverage ratio and a minimum fixed charge coverage ratio. The amendment will provide for additional flexibility of these financial covenants through the end of fiscal 2007. The closing of the amendment is subject to acceptance by lenders representing a majority of the credit facility and satisfaction of customary closing conditions, including documentation. The Company expects to complete the amendment no later than mid-March.

The Company expects to release the results for the third quarter ended February 25, 2006 on April 11, 2006. Members of the financial community will be invited to attend a conference call that day which will cover a discussion of operations and financial results.

About The Jean Coutu Group
The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,175 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 60,000 people.

The Jean Coutu Group's United States operations employ 46,000 people and comprise 1,853 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group's Canadian operations and franchised drugstores in its network employ over 14,000 people and comprise 322 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words "looking forward," "looking ahead," "believe(s)," "should," "may," "expect(s)," "anticipate(s)," "likely," "opportunity," and similar expressions, among others, identify forward-looking statements. The Company undertakes no obligation to update any forward-looking statements contained in this press release.

Source:	The Jean Coutu Group (PJC) Inc.

André Belzile
Senior Vice-President, Finance and Corporate Affairs
(450) 646-9760

Information:	Michael Murray	Hélène Bisson
	Director, Investor Relations	Director, Public Relations
	(450) 646-9611, Ext. 1068	(450) 646-9611, Ext. 1165
Toll free: 1-866-878-5206